

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Robert C. Cantwell
Executive Vice President of Finance, CFO and Director
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

Re: B&G Foods, Inc.
Form 10-K for the Fiscal Year ended December 29, 2012
Filed February 26, 2013
File No. 001-32316

Dear Mr. Cantwell:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 29, 2012

Note (1) Nature of Operations, page 98

Organization and Nature of Business, page 98

1.   It appears that you have identified only one operating and reportable segment. However, we note from President and Chief Executive Officer David L. Wenner's March 22, 2011 letter to stockholders in your Annual Report that you "formalized [y]our brand management strategy around a tiered approach to [y]our brands, with each brand falling into one of three tiers and receiving focus and resources accordingly," and that "the top two tiers […] receive the lion's share of new product and new distribution resources, while Tier III is managed for more modest growth and profitability." We note many other references to your tiered approach in subsequent letters to stockholders, your July 18, 2013 press release, and your third and fourth quarter 2012 earnings conference call transcripts, including the questions and answers period. Based upon your tiered

approach, it appears that you may have more than one operating and reportable segment. Please explain to us the basis for your segment reporting, including an analysis of your facts and circumstances and application of guidance in FASB ASC 280-10. As part of your response, please include the following:

- An analysis of your determination of the Chief Operating Decision Maker function within your organization; identify your CODM or CODM team members and explaining how their responsibilities correlate with this function.

- An analysis of your determination of operating and reportable segments, identifying any operating segments that have been aggregated and, if applicable, the analysis you performed in concluding that aggregation is appropriate.

- An analysis of the significant public references to your tiered approach, relative to your internal organizational structure and the segment disclosure requirements.

- A copy of the 2012 interim and annual financial information, covering all business activities and operating results (e.g., historical financial information, financial forecasts, presentations, etc.,), provided or made available to your CODM, plus any additional reports upon which your CODM may have relied upon in making resource allocation decisions and assessing performance.

- A copy of all information provided to your board of directors covering business activities and operating results for 2012 which was not also provided to your CODM, and explanation of how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6.

- A description of your performance assessment and budgeting processes, including the participation and roles of your CODM or CODM team, Mr. Wenner, your Board of Directors, and your executive vice presidents.

- A summary of the actual resource allocation decisions that were made by your CODM or CODM team as a result of the 2012 interim and annual performance assessment and budgeting meetings.

- A detailed organization chart showing titles and names of your executives, vice presidents and others responsible for brand management within the tiered groups that were identified, including those who report to your CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief